[LETTERHEAD OF MINISTRY OF FINANCE AND PUBLIC CREDIT]

April 14, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Coco, Esq.

Special Counsel

Office of International Corporate Finance

Re:	Registration Statement under Schedule B of the
Securities Act of 1933 of the Republic of Colombia

Ladies and Gentlemen:

The Republic of Colombia (the “Republic”) hereby requests that the Republic’s Registration Statement (File No. 333-156913) under Schedule B of the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on January 23, 2009, be declared effective at 9:00 a.m. on Tuesday, April 14, 2009 or as soon thereafter as practicable.

Very truly yours,

THE REPUBLIC OF COLOMBIA

By:	/s/ Óscar Iván Zuluaga Escobar
Óscar Iván Zuluaga Escobar
Minister of Finance and Public Credit